NEWS RELEASE

Canarc Closes CA$1.275 Million Private Placement Financing

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Vancouver, Canada – December 13, 2010 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has closed a CA$1,275,000 non-brokered private placement financing.

The private placement consisted of 8,500,000 units priced at CA$0.15 each.  Each unit consists of one common share and one-half share purchase warrant.  Each full warrant can be exercised to purchase an additional common share at CA$0.22 within an 18 month period.

The units will be subject to the standard four month hold period (and a US legend for American subscribers only).  Canarc will use the net proceeds to pay down current liabilities, evaluate prospective gold mine property acquisitions, and for working capital purposes.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

CANARC RESOURCE CORP.

Per:

/s/     Garry Biles

Garry Biles, P.Eng.

President and COO

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated performance in 2010, including gold production, timing and expenditures to develop new gold mines and mineralized zones, gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent and proposed financings. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the price of gold, fluctuations in the currency markets (particularly the Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.